Exhibit 12.1

Computation of ratio of earnings to fixed charges (a)
(dollars in thousands)

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015	Year Ended March 31, 2014	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$34,900	$(99,418)	$48,661	$47,728	$39,406	$28,145
Fixed charges	18,403	26,537	4,833	3,582	2,650	2,189

Total earnings available for fixed charges	$53,303	$(72,881)	$53,494	$51,310	$42,056	$30,334

Fixed charges:
Interest factor of rental expense	$4,665	$5,416	$4,254	$3,214	$2,650	$2,189
Interest expense	13,738	21,121	579	368	—	—

Total fixed charges	18,403	26,537	4,833	3,582	2,650	2,189

Ratio of earnings to fixed charges	2.90x	*	11.06x	14.32x	15.87x	13.86x

*Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $46,344.

(a)
The Advisory Board Company had no preferred equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the ratio of earnings to fixed charges as indicated above.

The Advisory Board Company computes its ratio of earnings to fixed charges by dividing pre-tax income (loss) from continuing operations, before adjustment for income or loss from equity investees, plus fixed charges and less capitalized interest, by fixed charges. Fixed charges consist of interest expense, including interest expense from amortized premiums, discounts and capitalized expenses related to indebtedness, and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases, which the Company estimates to be one-third of such payments.